Exhibit 1

Company Contacts		IR Agency Contact
Guy Avidan, VP Finance & CFO AudioCodes Tel: +972-3-976-4000 guy.avidan@audiocodes.com	Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972-3-976-4000 shirley@audiocodes.com	Rob Fink / Chris Harrison KCSA Strategic Communications Tel: +1-212-896-1206 Email: audc@kcsa.com

AudioCodes Reports Third Quarter 2014 Results

Third quarter revenues increase 11.2% year-over-year to $38.9 million

Announces appointment of Ofer Segev as new Chief Financial Officer effective November 1, 2014

Lod, Israel – October 30, 2014 – AudioCodes (NasdaqGS: AUDC), a leading provider of converged voice solutions that enable enterprises and service providers to transition to all-IP voice networks, today announced financial results for the third quarter ended September 30, 2014.

Third Quarter 2014 Highlights:

•	Revenues totaled $38.9 million, an 11.2% increase over the year ago quarter
•	Quarterly networking revenues totaled $33.1 million, an increase of 14.7% year-over-year
•	GAAP net loss of $708,000, or $0.02 per diluted share
•	Non-GAAP net income of $1.6 million, or $0.04 per diluted share
•	Revenues from sales of SBC products grew more than 100% year-over-year
•	Revenues from our new products group category grew more than 30% over the previous quarter
•	Board of Directors approved a share repurchase program. Company acquired 505,679 shares at a cost of $2.7 million during the quarter ended September 30, 2014

Revenues for the third quarter of 2014 were $38.9 million, compared to $37.6 million for the second quarter of 2014 and $35.0 million for the third quarter of 2013.

Net loss in accordance with U.S. generally accepted accounting principles (GAAP) was $708,000, or ($0.02) per diluted share, for the third quarter of 2014, compared to a GAAP net loss of $46,000, or ($0.00) per diluted share, for the second quarter of 2014, and GAAP net income of $935,000, or $0.02 per diluted share, for the third quarter of 2013.

AudioCodes Reports Third Quarter 2014 Results	Page 1 of 11

Non-GAAP net income for the third quarter of 2014 was $1.5 million, or $0.04 per diluted share, compared to $1.6 million, or $0.04 per diluted share, for the second quarter of 2014, and $1.8 million, or $0.04 per diluted share, for the third quarter of 2013.

Non-GAAP net income excludes: (i) stock-based compensation expenses; (ii) amortization expenses related to intangible assets; and (iii) non-cash deferred tax expenses. A reconciliation of net income (loss) on a GAAP basis to a non-GAAP basis is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

Net cash provided by operating activities for the third quarter of 2014 totaled $2.0 million. Cash and cash equivalents, bank deposits and marketable securities were $89.3 million as of September 30, 2014.

“We are pleased to report our ninth consecutive quarter of revenue growth. Strong demand across our networking business lines drove an increase of networking revenues by 14.7% over the year-ago quarter,” said Shabtai Adlersberg, President and Chief Executive Officer of AudioCodes.

“We continued to expand our business in the Microsoft Lync market segment, posting growth of above 10% over the previous quarter and more than 40% over the-year-ago quarter. Targeting 40% growth for 2014, we now expect this business to become close to 20% of our total Company sales for the year. The launch of AudioCodes One Box 365 has proved to be a success in the first few months of deployment and we believe that the One Box 365 product family will enable further expansion of our Microsoft Lync related business.”

“Additionally, we have experienced record sales of our Session Border Controller product line which grew more than 100% over the year-ago quarter and more than 5% over the previous quarter. An Infonetics research report published in August 2014 recognized AudioCodes as the fastest growing vendor in the Enterprise SBC market in 2Q14, capturing the #2 ranking among ESBC vendors, with a 12.2% market share, up nearly double from 6.4% in the same period a year ago. Our SBC offering continues to lead the Lync space. In the recent quarter our products were selected by one of the leading global hotel chains, a 4000 employee pharma company, and a US government organization. We also enjoyed repeat business from our existing installed base, including from one of the world’s largest semiconductors manufacturers,” added Mr. Adlersberg.

AudioCodes Reports Third Quarter 2014 Results	Page 2 of 11

“To advance growth initiatives, we increased our focus on the design and deployment of higher-value voice networking solutions and services to the enterprise market. Among our fast growing solutions are One Voice for Lync, One Voice Operation center including network management and voice quality performance monitoring servers, and the recently introduced One Box 365. We are confident that this increased focus on solutions and services will enable us to develop new cutting edge business communications solutions and services that will support further long-term revenue growth,” concluded Mr. Adlersberg.

New Chief Financial Officer

The Company announced that it has appointed Ofer Segev as its new Vice President of Finance and Chief Financial Officer, effective November 1, 2014. Mr. Segev has over 25 years of management experience in the high-tech and services sectors. Mr. Segev has served as Chief Financial Officer of private and public companies, including Ness technologies and he also served as its CEO. Mr. Segev holds a B.A. in economics and accounting from Bar-Ilan University in Israel, and has studied at the Kellogg School of Management at Northwestern University.

“Ofer is joining us at a time when we are very focused on delivering and executing our growth strategy. I am confident that his diverse managerial and professional experience will serve us well in our plans for growth and expansion,” said Shabtai Adlersberg, President and Chief Executive Officer. “I would like to wish Ofer much success in his new role and I am looking forward to him joining our team,” he added.

Guy Avidan, AudioCodes’ Vice President of Finance and Chief Financial Officer, will be leaving AudioCodes at the end of the month after more than four years at the Company in order to pursue new challenges. “Guy has played an important role in the development of the Company in the past four years. He has done an excellent job in leading our financial activities and managing our investor relationship activities” said Shabtai Adlersberg, President, and Chief Executive Officer of AudioCodes. “We have the good fortune that Guy has built a strong and capable financial team and I am confident that a smooth transition will occur. I and the rest of AudioCodes’ management and Board of Directors wish Guy good luck in his future endeavors.”

AudioCodes Reports Third Quarter 2014 Results	Page 3 of 11

Share Buy Back Program

In August, 2014, AudioCodes announced that its Board of Directors had approved a program to repurchase up to $3.0 million of its Ordinary Shares. During the quarter ended September 30, 2014, AudioCodes acquired 505,679 shares under this program for total consideration of $2.7 million. In addition, AudioCodes has applied to the competent court in Israel for authorization to repurchase an additional amount of its Ordinary Shares for an aggregate purchase price of up to $15 million.

Conference Call & Web Cast Information

AudioCodes will conduct a conference call at 8:00 A.M., Eastern Time today to discuss the Company’s third quarter 2014 operating performance, financial results and outlook. Interested parties may participate in the conference call by dialing one the following numbers:

United States Participants: +1 (877) 407-0778

International Participants: +1 (201) 689-8565

The conference call will also be simultaneously Web cast. Investors are invited to listen to the call live via Web cast at the AudioCodes corporate website at www.audiocodes.com.

About AudioCodes

AudioCodes Ltd. (NasdaqGS: AUDC) designs, develops and sells advanced Voice-over-IP (VoIP) and converged VoIP and Data networking products and applications to Service Providers and Enterprises. AudioCodes is a VoIP technology market leader focused on converged VoIP and data communications and its products are deployed globally in Broadband, Mobile, Enterprise networks and Cable. The Company provides a range of innovative, cost-effective products including Media Gateways, Multi-Service Business Routers, Session Border Controllers (SBC), Residential Gateways, IP Phones, Media Servers, Value Added Applications and Professional Services. AudioCodes’ underlying technology, VoIPerfectHD™, relies on AudioCodes’ leadership in DSP, voice coding and voice processing technologies. AudioCodes’ High Definition (HD) VoIP technologies and products provide enhanced intelligibility and a better end user communication experience in Voice communications. For more information on AudioCodes, visit http://www.audiocodes.com.

To download AudioCodes investor relations app, which offers access to its SEC filings, press releases, videos, audiocasts and more, please visit Apple's App Store for the iPhone and iPad or Google Play for Android mobile devices.

AudioCodes Reports Third Quarter 2014 Results	Page 4 of 11

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible need for additional financing; the ability to satisfy covenants in the Company’s loan agreements; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2014 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, OSN, SmartTAP, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP and 3GX are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

Summary financial data follows

AudioCodes Reports Third Quarter 2014 Results	Page 5 of 11

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30,	December 31,
	2014	2013
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$16,066	$30,763
Short-term and restricted bank deposits	8,201	9,101
Short-term marketable securities and accrued interest	685	15,706
Trade receivables, net	30,101	26,431
Other receivables and prepaid expenses	9,488	6,199
Inventories	15,055	13,811
Total current assets	79,596	102,011

LONG-TERM ASSETS:
Long-term and restricted bank deposits	$4,935	$6,697
Long-term marketable securities	59,383	-
Deferred tax assets	3,405	4,855
Severance pay funds	18,526	19,549
Total long-term assets	86,249	31,101

PROPERTY AND EQUIPMENT, NET	3,228	3,191

GOODWILL, INTANGIBLE ASSETS AND OTHER, NET	36,984	38,001

Total assets	$206,057	$174,304

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$4,686	$4,686
Trade payables	10,545	7,215
Senior convertible notes	53	353
Other payables and accrued expenses	17,301	17,958
Deferred revenues	10,770	6,940
Total current liabilities	43,355	37,152

LONG-TERM LIABILITIES:
Accrued severance pay	$18,707	$19,845
Long-term bank loans	6,472	9,791
Deferred revenues and other liabilities	2,713	2,707
Total long-term liabilities	27,892	32,343

Total equity	134,810	104,809
Total liabilities and equity	$206,057	$174,304
AudioCodes Reports Third Quarter 2014 Results	Page 6 of 11

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Nine months ended		Three months ended
	September 30,		September 30,
	2014	2013	2014	2013
	(Unaudited)		(Unaudited)
Revenues:
Products	$88,549	$82,746	$30,632	$29,034
Services	23,913	18,234	8,313	5,991
Total Revenues	112,462	100,980	38,945	35,025
Cost of revenues:
Products	40,767	38,410	14,574	13,704
Services	5,873	4,699	1,912	1,595
Total Cost of revenues	46,640	43,109	16,486	15,299
Gross profit	65,822	57,871	22,459	19,726
Operating expenses:
Research and development, net	24,337	20,994	8,109	6,714
Selling and marketing	34,256	28,991	11,361	10,035
General and administrative	5,691	6,408	1,975	2,292
Total operating expenses	64,284	56,393	21,445	19,041
Operating income	1,538	1,478	1,014	685
Financial income (expenses), net	(168)	151	(270)	273
Income before taxes on income	1,370	1,629	744	958
Taxes on income, net	(2,402)	(161)	(1,452)	(23)
Equity in losses of an affiliated company, net	-	(21)	-	-
Net income (loss)	$(1,032)	$1,447	$(708)	$935
Basic net earnings (loss) per share	$(0.02)	$0.04	$(0.02)	$0.02
Diluted net earnings (loss) per share	$(0.02)	$0.04	$(0.02)	$0.02
Weighted average number of shares used in computing basic net earnings (loss) per share (in thousands)	42,135	38,121	43,206	38,294
Weighted average number of shares used in computing diluted net earnings (loss) per share (in thousands)	42,135	38,854	43,206	39,332

AudioCodes Reports Third Quarter 2014 Results	Page 7 of 11

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NON-GAAP PROFORMA STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Nine months ended		Three months ended
	September 30,		September 30,
	2014	2013	2014	2013
	(Unaudited)		(Unaudited)
Revenues:
Products	$88,549	$82,746	$30,632	$29,034
Services	23,913	18,234	8,313	5,991
Total Revenues	112,462	100,980	38,945	35,025
Cost of revenues:
Products	40,124	37,882	14,362	13,470
Services	5,699	4,584	1,854	1,547
Total Cost of revenues (1) (2)	45,823	42,466	16,216	15,017
Gross profit	66,639	58,514	22,729	20,008
Operating expenses:
Research and development, net (1)	23,874	20,710	7,952	6,616
Selling and marketing (1) (2)	33,154	28,308	10,987	9,742
General and administrative (1)	5,092	5,984	1,789	2,142
Total operating expenses	62,120	55,002	20,728	18,500
Operating income	4,519	3,512	2,001	1,508
Financial income (expenses), net	(168)	151	(270)	273
Income before taxes on income	4,351	3,663	1,731	1,781
Taxes on income, net (3)	(139)	(161)	(150)	(23)
Equity in losses of an affiliated company, net	-	(21)	-	-
Net income	$4,212	$3,481	$1,581	$1,758
Diluted net earnings per share	$0.10	$0.09	$0.04	$0.04
Weighted average number of shares used in computing basic net earnings per share (in thousands)	43,583	39,185	44,400	39,712

(1)	Excluding stock-based compensation expenses related to options and restricted stock units granted to employees and others.
(2)	Excluding amortization of intangible assets related to the acquisitions of Nuera, Netrake, CTI Squared and Mailvision assets.
(3)	Excluding non-cash deferred tax expenses.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

AudioCodes Reports Third Quarter 2014 Results	Page 8 of 11

AUDIOCODES LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET INCOME (LOSS) TO NON-GAAP NET INCOME

U.S. dollars in thousands, except per share data

	Nine months ended		Three months ended
	September 30,		September 30,
	2014	2013	2014	2013
	(Unaudited)		(Unaudited)
GAAP net income (loss)	$(1,032)	$1,447	$(708)	$935
GAAP net earnings (loss) per share	$(0.02)	$0.04	$(0.02)	$0.02
Cost of revenues:
Stock-based compensation (1)	73	34	22	15
Amortization expenses (2)	744	609	248	267
	817	643	270	282
Research and development, net:
Stock-based compensation (1)	463	284	157	98
Selling and marketing:
Stock-based compensation (1)	829	437	283	199
Amortization expenses (2)	273	246	91	94
	1,102	683	374	293
General and administrative:
Stock-based compensation (1)	599	424	186	150

Income taxes:
Deferred tax (3)	2,263	-	1,302	-
Non-GAAP net income	$4,212	$3,481	$1,581	$1,758
Non-GAAP diluted net earnings per share	$0.10	$0.09	$0.04	$0.04

(1)	Stock-based compensation expenses related to options and restricted stock units granted to employees and others.
(2)	Amortization of intangible assets related to the acquisitions of Nuera, Netrake, CTI Squared and Mailvision assets.
(3)	Non-cash deferred tax expenses.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

AudioCodes Reports Third Quarter 2014 Results	Page 9 of 11

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended		Three months ended
	September 30,		September 30,
	2014	2013	2014	2013
	( Unaudited)	( Unaudited)	( Unaudited)	( Unaudited)
Cash flows from operating activities:
Net income (loss)	$(1,032)	$1,447	$(708)	$935
Adjustments required to reconcile net income or loss to net cash provided by operating activities:
Depreciation and amortization	2,430	2,233	801	854
Amortization of marketable securities premiums and accretion of discounts, net	508	268	313	76
Equity in losses of an affiliated company, net	-	21	-	-
Increase (decrease) in accrued severance pay, net	(115)	214	71	100
Stock-based compensation expenses	1,964	1,179	648	462
Decrease (increase) in long- term deferred tax assets	1,450	(103)	483	(103)
Amortization of senior convertible notes discount and deferred charges	(15)	-	-	-
Decrease (increase) in accrued interest on marketable securities, bank deposits and structured notes	26	115	(148)	63
Decrease (increase) in trade receivables, net	(3,670)	(3,893)	693	(1,664)
Increase in other receivables and prepaid expenses	(3,361)	(2,663)	(991)	(1,927)
Decrease (increase) in inventories	(1,244)	3,404	(1,010)	73
Increase in trade payables	3,330	1,802	2,784	2,337
Increase (decrease) in deferred revenues	4,042	3,143	769	(57)
Increase (decrease) in other payables and accrued expenses	(723)	1,193	(1,676)	467
Net cash provided by operating activities	3,590	8,360	2,029	1,616
Cash flows from investing activities:
Purchase of marketable securities	(60,286)	-	(116)	-
Decrease (increase) in short-term deposits, net	900	729	(100)	998
Investment in affiliated company	-	(1,211)	-	-
Proceeds from redemption of long-term bank deposits	1,834	1,772	453	460
Proceeds from redemption of marketable securities upon maturity	15,390	4,000	-	-
Purchase of property and equipment	(1,450)	(1,063)	(731)	(390)
Net cash provided by (used in) investing activities	(43,612)	4,227	(494)	1,068

AudioCodes Reports Third Quarter 2014 Results	Page 10 of 11

	Nine months ended		Three months ended
	September 30,		September 30,
	2014	2013	2014	2013
	( Unaudited)	( Unaudited)	( Unaudited)	( Unaudited)
Cash flows from financing activities:
Purchase of treasury stock	(2,733)	-	(2,733)	-
Repayment of senior convertible notes	(285)	-	-	-
Repayment of long-term bank loans	(3,319)	(7,070)	(976)	(1,727)
Consideration related to payment of acquisition of NSC	-	(515)	-	-
Consideration related to payment of acquisition of Mailvision	(233)	-	-	-
Proceeds from issuance of shares upon exercise of options and warrants	2,151	1,377	39	1,167
Proceeds from issuance of shares, net	29,744	-	-	-
Net cash provided by (used in) financing activities	25,325	(6,208)	(3,670)	(560)

Increase (decrease) in cash and cash equivalents	(14,697)	6,379	(2,135)	2,124
Cash and cash equivalents at the beginning of the period	30,763	15,219	18,201	19,474
Cash and cash equivalents at the end of the period	$16,066	$21,598	$16,066	$21,598

AudioCodes Reports Third Quarter 2014 Results	Page 11 of 11